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News Release	No. 08-166 October 6, 2008

Platinum Group Metals Ltd. Closes Non-Brokered Private Placement

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (“Platinum Group”) (PTM-TSX; PLG-NYSE-A) reports that $7,411,124 of a $7,611,229 non-brokered private placement announced September 26, 2008 was closed on October 3, 2008.  The balance of $200,105 is in process of closing at the time of writing.  A total of 4,781,370 common shares have been issued, while a further 129,100 are allotted for issue, pursuant to the private placement which was completed at a price of $1.55 per share.  The securities issued by way of this placement will be subject to a four-month hold period in compliance with NI 45-102. A finders fee comprised of $186,000 in cash and 60,000 shares at the offering price was paid in respect of certain of the subscriptions.

The net proceeds of the placement will fund items included in the feasibility study on the Western Bushveld Joint Venture (published on SEDAR (www.sedar.com) August 21, 2008) and general working capital.  Items included in the use of proceeds are exercise of certain surface rights agreements and the deposit for detailed engineering on the water pipeline for the mine development in co-operation with the region’s water authority. The water effort is in concert with the other platinum projects in the area (Barrick, Anglo Platinum, Wesizwe and Platmin.).

As a result of the portion of the placement closed on October 3, 2008 the Company now has 67,495,617 common shares issued and outstanding and 71,348,492 on a fully diluted basis.

About Platinum Group Metals

Platinum Group Metals Ltd is focused on near surface, competitive platinum projects.

Platinum Group Metals Ltd was formed in 2000 focused on platinum and palladium. In 2002 the company expanded from its holdings in Canada to South Africa. Holdings include two large scale joint ventures in the Western Limb of the Bushveld Complex of South Africa, host of the majority of the world’s platinum production. On July 7, 2008 the company published the results of an independent definitive feasibility study for a 250,000 ounce per year mine plan with a mine life of 22 years. On September 2, 2008 the company announced a term sheet to increase its interest in the mine plan to 74%.

The company is the operator of its projects and has its senior management team in Canada and South Africa. Members of this team each have over 20 years of experience in the areas of mine development, finance, construction and mine operations. The Company is listed on the NYSE-A under the symbol PLG and on the TSX under the symbol PTM.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:

            R. Michael Jones, President

            John Foulkes, Manager Corporate Development

            or Michael Pound, Investor Relations

            Platinum Group Metals Ltd., Vancouver

            Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX Exchange and the New York Stock Exchange - Alternext have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects.  In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors.  Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.